EXHIBIT 99.1

Innovation Beverage Group Limited Receives Nasdaq Notice
Related to Late Filing of Form 20-F

SYDNEY, AU / ACCESS Newswire / May 20, 2026 / Innovation Beverage Group Ltd (“IBG” or the “Company”) (NASDAQ: IBG), an innovative developer, manufacturer, and marketer of a growing beverage portfolio of 60 formulations across 13 alcoholic and non-alcoholic brands, today announced that it has received a letter from The Nasdaq Stock Market LLC (“Nasdaq”), dated May 19, 2026 (the “Delinquency Letter”), notifying the Company that it is not in compliance with the requirements for continued listing set forth in Nasdaq Listing Rule 5250(c)(1) because it did not timely file its annual report on Form 20-F for the fiscal year ended December 31, 2025 (the “2025 Annual Report”).

In accordance with Nasdaq Listing Rules, the Company has 60 calendar days from the date of the Delinquency Letter to submit a plan to regain compliance with Nasdaq Listing Rules (the “Compliance Plan”). If Nasdaq accepts the Compliance Plan, Nasdaq may grant the Company an extension of up to 180 calendar days from the Company’s Form 20-F filing due date, or until November 11, 2026, to regain compliance. The Company intends to submit the Compliance Plan within the prescribed 60-day period, no later than July 20, 2026.

The Delinquency Letter has no immediate impact on the listing of the Company’s ordinary shares on the Nasdaq Capital Market.

This announcement is made in compliance with Nasdaq Listing Rule 5810(b), which requires prompt disclosure of receipt of a deficiency notification.

About Innovation Beverage Group Ltd

Innovation Beverage Group is an innovative developer, manufacturer, and marketer of a growing beverage portfolio of 60 formulations across 13 alcoholic and non-alcoholic brands. For more information, visit www.innovationbev.com.

Forward-Looking Statement

This press release contains “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements regarding the Company’s plans to regain compliance with Nasdaq Listing Rules, anticipated filing timelines, and the expected submission of a compliance plan. Forward-looking statements are typically identified by words such as “expects,” “anticipates,” “plans,” “projects,” “intends,” “believes,” “may,” “will,” “could,” “should,” or similar expressions. These statements are based on current expectations and assumptions and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied. These risks include, among others, the ability to complete the audit process in a timely manner, regulatory risks, and other risks described in IBG’s filings with the U.S. Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements. IBG undertakes no obligation to update such statements except as required by law.

CONTACT:

Innovation Beverage Group Limited

Sahil Beri, CEO

sahil@innovationbev.com

www.innovationbev.com

Investor Relations:

KCSA Strategic Communications

Phil Carlson, Managing Director

IBG@KCSA.com

SOURCE: Innovation Beverage Group Ltd